# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carrier Global Corp, CIK 0001783180
CUSIP: 14448C104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 13995 PASTEUR BOULEVARD, PALM BEACH GARDENS, Florida (FL), 33418
Date of event which requires filing of this statement: 06/05/2025
Amends the filing with accession number 0000950103-24-000454
Filed by CIK 0002004244
Persons authorized to receive notices and communications: Leo Borchardt, Davis Polk & Wardwell London LLP, 5 Aldermanbury Square, London, United Kingdom (X0), EC2V 7HR, 44 20 7418 1334

## Reporting persons
- Viessmann Generations Group GmbH & Co. KG (CIK 0002004244): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 50,074,109; sole dispositive power 0; shared dispositive power 50,074,109; aggregate amount beneficially owned 50,074,109 (5.84% of the class)
  Comment: See Item 5.
- Viessmann Komplementar B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 50,074,109; sole dispositive power 0; shared dispositive power 50,074,109; aggregate amount beneficially owned 50,074,109 (5.84% of the class)
  Comment: See Item 5.
- Viessmann Zweite Beteiligungs B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 50,074,109; sole dispositive power 0; shared dispositive power 50,074,109; aggregate amount beneficially owned 50,074,109 (5.84% of the class)
  Comment: See Item 5.
- Maximilian Viessmann (CIK 0002004869): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 50,074,109; sole dispositive power 0; shared dispositive power 50,074,109; aggregate amount beneficially owned 50,074,109 (5.84% of the class)
  Comment: See Item 5.
- Viessmann Traeger HoldCo GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 50,074,109; sole dispositive power 0; shared dispositive power 50,074,109; aggregate amount beneficially owned 50,074,109 (5.84% of the class)
  Comment: See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Carrier Global Corp
Address of issuer's principal executive offices: 13995 PASTEUR BOULEVARD, PALM BEACH GARDENS, Florida (FL), 33418
Comment: This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 9, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 as filed with the SEC on March 22, 2024 (the "Amendment No. 1"), as amended by Amendment No. 2 as filed with the SEC on November 13, 2024 (the "Amendment No. 2"), as amended by Amendment No. 3 as filed with the SEC on November 15, 2024 (the "Amendment No. 3"), as amended by Amendment No. 4 as filed with the SEC on November 20, 2024 (the "Amendment No. 4"), and as amended by Amendment No. 5 as filed with the SEC on November 29, 2024 (the "Amendment No. 5") (as so amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All disclosure in respect of items contained in the Schedule 13D where no new information is provided for such item in this Amendment is incorporated herein by reference. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 5, 2025, Viessmann HoldCo (together with its affiliates, "VGG") entered into a block trade (the "Block Trade") and a stock repurchase agreement (the "Repurchase Agreement") with Carrier Global Corporation ("Carrier" or the "Company") with respect to a portion of VGG's ownership of Carrier common stock. The Repurchase Agreement is filed as Exhibit 99.13 hereto and incorporated herein by reference.

The aggregate number of shares purchased in the Block Trade and under the Repurchase Agreement is 8,534,850. The price of the purchased shares represents a discount of 1.5406% to the closing price of Carrier's common stock on June 5, 2025. The 4,267,425 shares repurchased by Carrier under the Repurchase Agreement were made pursuant to Carrier's existing share repurchase authorization.

VGG received the Carrier shares as consideration for Carrier's acquisition of Viessmann Climate Solutions in January 2024. The value of the Carrier shares received at the time of the acquisition was approximately $3,308,475,736 and has increased approximately 26.48% to approximately $4,184,679,673 as of market close on June 5, 2025.

Following this significant increase in value, VGG entered into the Block Trade and Repurchase Agreement to support portfolio rebalancing. Notwithstanding the shares purchased, VGG continues to hold significantly more shares than is required for it to retain its right to nominate one member of the Carrier Board of Directors pursuant to the Investor Rights Agreement entered into in connection with Carrier's acquisition of Viessmann Climate Solutions, and Max Viessmann will continue to serve as the VGG designee to the Board.

VGG will not sell any Carrier common stock within this calendar year.

Max Viessmann stated, "Combining with Carrier was transformational for Viessmann Climate Solutions, Carrier and the industry. Serving on the Board has given me profound excitement about the combination and the impact that, together, we will have for our customers, people and the planet for generations to come. I am selling a small percentage of my shares for typical diversification reasons, but I remain the largest non-institutional shareholder and currently aim both to keep it that way and to continue serving on Carrier's Board for years to come. I could not have more confidence in Carrier, its leadership and the growth that, together, we will achieve."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 5, 2025, the Reporting Persons may be deemed to have beneficially owned an aggregate of 50,074,109 shares of Common Stock, representing approximately 5.84% of the total outstanding shares of Common Stock (such percentage is calculated based on 857,309,847 shares of Common Stock outstanding as of April 15, 2025 according to the Company's quarterly report on Form 10-Q for the three months ended March 30, 2025 filed with the SEC on May 1, 2025). As of June 5, 2025, Viessmann HoldCo was the record and beneficial owner of 50,074,109 shares of Common Stock. Viessmann Group KG, as the sole stockholder of Viessmann HoldCo, may be deemed to be the beneficial owner of, and share dispositive and voting control over, the shares of Common Stock held by Viessmann HoldCo. In addition, each of Viessmann GP, as the sole general partner of Viessmann Group KG, Viessmann LP, as the managing limited partner of Viessmann Group KG, and Mr. Viessmann, as the director and controlling stockholder of each of Viessmann GP and Viessmann LP, may be deemed to be the beneficial owner of, and share dispositive and voting control over, the shares of Common Stock held by Viessmann HoldCo.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days:
On June 5, 2025, the Reporting Persons executed the transactions set forth below and as described in Item 4 to this Amendment, which is incorporated herein by reference. Other than as reported in this Item 5(c), the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.

Viessmann HoldCo sold 4,267,425 shares of Carrier common stock at a price of 70.30 per share in a block trade pursuant to Rule 144. In a separate transaction, Viessmann HoldCo also sold 4,267,425 shares of Carrier common stock to the Company at a price of 70.30 per share pursuant to the Repurchase Agreement.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, no persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Item 4 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1 - Joint Filing Agreement, dated as of November 13, 2024, by and among Viessmann Traeger HoldCo GmbH, Viessmann Generations Group GmbH & Co. KG, Viessmann Komplementar B.V., Viessmann Beteiligungs AG, Viessmann Zweite Beteiligungs B.V. and Maximilian Viessmann (incorporated by reference to Exhibit 99.1 to the Amendment No. 2).

Exhibit 99.2 - Share Purchase Agreement, dated as of April 25, 2023, by and among Carrier Global Corporation, Blitz F23-620 GmbH (subsequently renamed Johann Purchaser GmbH) and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).

Exhibit 99.3 - Post-Closing Amendment to Share Purchase Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Johann Purchaser GmbH and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).

Exhibit 99.4 - Investor Rights Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).

Exhibit 99.5 - License Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Group GmbH & Co. KG and Carrier Innovative Technologies GmbH (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D).

Exhibit 99.6 - Transitional Services Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Climate Solutions SE and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.6 to the Original Schedule 13D).

Exhibit 99.7 - Limited Power of Attorney of Maximilian Viessmann, dated as of November 13, 2024 (incorporated by reference to Exhibit 99.7 to the Amendment No. 2).

Exhibit 99.8 - Contribution Agreement, dated as of March 21, 2024, by and among Viessmann Group GmbH & Co. KG and Johanna 391 Vermogensverwaltungs GmbH (subsequently renamed to Viessmann Traeger HoldCo GmbH) (incorporated by reference to Exhibit 99.8 to the Amendment No. 1).

Exhibit 99.9 - Contribution Agreement, dated as of November 12, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.9 to the Amendment No. 2).

Exhibit 99.10 - Contribution Agreement, dated as of November 14, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.10 to the Amendment No. 3).

Exhibit 99.11 - Contribution Agreement, dated as of November 19, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.11 to the Amendment No. 4).

Exhibit 99.12 - Contribution Agreement, dated as of November 26, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH.

Exhibit 99.13 - Block Trade Purchase Agreement, dated as of June 5, 2025, by and among Viessmann Traeger HoldCo GmbH and Carrier Global Corporation.*

* Filed herewith

## Signatures
- Viessmann Generations Group GmbH & Co. KG: /s/ Boris Scukanec Hopinski, Boris Scukanec Hopinski / Chief Operating Officer (06/05/2025)
- Viessmann Generations Group GmbH & Co. KG: /s/ Hans-Jorg Harth, Hans-Jorg Harth / Authorized Representative (06/05/2025)
- Viessmann Komplementar B.V.: /s/ Boris Scukanec Hopinski, Boris Scukanec Hopinski / Executive Board Member (06/05/2025)
- Viessmann Komplementar B.V.: /s/ Hans-Jorg Harth, Hans-Jorg Harth / Authorized Representative (06/05/2025)
- Viessmann Zweite Beteiligungs B.V.: /s/ Maximilian Viessmann, Maximilian Viessmann / President and Chief Executive Officer (06/05/2025)
- Maximilian Viessmann: /s/ Maximilian Viessmann, Maximilian Viessmann (06/05/2025)
- Viessmann Traeger HoldCo GmbH: /s/ Boris Scukanec Hopinski, Boris Scukanec Hopinski / Managing Director (06/05/2025)
- Viessmann Traeger HoldCo GmbH: /s/ Hans-Jorg Harth, Hans-Jorg Harth / Managing Director (06/05/2025)